UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 000-28996

ELBIT IMAGING LTD.

(Translation of Registrant’s Name into English)

7 MOTA GUR STREET, PETACH TIKVA, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the proxy statement and proxy card to be sent to shareholders of Elbit Imaging Ltd. in connection with its Extraordinary General Meeting of Shareholders scheduled for March 31, 2016.

This Report on Form 6-K is hereby incorporated by reference into Elbit Imaging Ltd.’s registration statement on Form F-1 (registration statements no. 333-194519), Registration Statement on Form F-3 (registration statement no. 333-172122) and Registration Statements on Form S-8 (registration statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2016	ELBIT IMAGING LTD.
(Registrant)

	By:	/s/ Ron Hadassi
Ron Hadassi
Chairman of the Board of Directors

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

Dear Shareholder,

You are cordially invited to attend the Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on March 31, 2016, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than four hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours,

RON HADASSI
Chairman of the Board of Directors

Petach Tikva, Israel

February 24, 2016

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on March 31, 2016, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To approve an amended compensation policy for our directors and officers.
2.	To approve the terms of office and employment of Mr. Doron Moshe as the Company’s Chief Executive Officer.
3.	To authorize our Board of Directors to effect a reverse share split of all of our ordinary shares, no par value (the “Shares”), at a ratio not to exceed one-for-ten, and to approve related amendment to our Articles of Association.
4.	To amend our Memorandum of Association by restating the authorized share capital to the post reverse split number of shares subject to Item no. 3 approval.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on March 1, 2016 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided it is received by us at least four hours before the Meeting. Your proxy may be revoked at any time before it is voted by returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Following recent legislative changes, the Israel Securities Authority has established an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. You will be able to vote your Shares through such system, following a registration process, no later than six hours before the time of the Meeting.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior joint holder of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

RON HADASSI
Chairman of the Board of Directors

Petach Tikva, Israel

February 24, 2016

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY

If you have any questions, or have any difficulty voting your shares, please contact

Doron Moshe, acting CEO, at +972-3-6086025.

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, no par value (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held on March 31, 2016 at 11:00 a.m. (Israel local time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To approve an amended compensation policy for our directors and officers.
2.	To approve the terms of office and employment of Mr. Doron Moshe as the Company’s Chief Executive Officer.
3.	To authorize our Board of Directors to effect a reverse share split of all of our ordinary shares, no par value (the “Shares”), at a ratio not to exceed one-for-ten, and to approve related amendments to our Articles of Association.
4.	To amend our Memorandum of Association by restating the authorized share capital to the post reverse split number of shares subject to Item no. 3 approval.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters.

At least two holders of Ordinary Shares present in person or by proxy, holding or representing in the aggregate at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

The affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, is required to constitute approval of Item Three.

The affirmative vote of 75% of the Shares present, in person, by proxy or by electronic voting, is required to constitute approval of Item Four.

Pursuant to the Companies Law, the approval of Item One and Two requires the affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on each matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution vote in favor of the approval or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the approval does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on these proposals indicate whether the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors and officers are deemed to have a "personal interest" in this matter.

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Under the Israel Companies Law 5759 – 1999 (the "Companies Law"), a "personal interest" means a personal interest of a person in the respective action or transaction of a company, including:

(i)	a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse's child, brother, sister or parent or the spouse of any of the above ("Relatives"); and
(ii)	a personal interest of another entity in which that person or any of his or her Relatives either:

(a)	holds five percent (5%) or more of such entity’s issued share capital or voting rights;
(b)	has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or
(c)	is a member of such entity's board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

According to the Companies Law, even if the shareholders do not approve the compensation policy on Item one, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the compensation policy, that the compensation policy is in the best interests of the Company despite the opposition of the shareholders.

This Proxy Statement and the accompanying proxy card are also available to the public on the website of the Securities and Exchange Commission ("SEC") at http://www.sec.gov.

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VOTING AND REVOCATION OF PROXIES; SHARES HELD

IN "STREET NAME"; ELECTRONIC VOTING; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. For proxy voting, a form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If your Shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your Shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Following recent legislative changes, the Israel Securities Authority has established an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. You will be able to vote your Shares through such system, following a registration process, no later than Six hours before the time fixed for the Meeting.

If you fail to vote by proxy, in person or electronically with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" both of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, and therefore will not be counted in calculating the percentage of affirmative votes required for approval of such proposal, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least four hours before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section entitled "Note to shareholders in street name" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Note to shareholders in street name

If you hold your Shares in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders on or about March 4, 2016, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials. We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to record holders and beneficial owners of Shares.

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Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 7 Mota Gur Street, Petach Tikva, Israel, Attention: Mr. Doron Moshe, or by facsimile to +972-3-608-6050, no later than March 21, 2016. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING SHARES AND VOTING RIGHTS

As of January 31, 2016, we had 27,572,425 Shares outstanding. Only shareholders of record at the close of business on March 1, 2016 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The voting rights of all shareholders are the same. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of January 31, 2016 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group1:

Name	Number of Shares	Percentage of Shares[2]
York Global Finance Offshore BDH (Luxembourg) S.arl[3]	5,447,850	19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates[4]	3,943,584	14.3%
All of our officers and directors as a group	0	0%

1 Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes any Shares over which a person exercises sole or shared voting or investment power. All shares subject to options, are currently exercisable and are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC. Unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.

2 The percentages of ownership are based on 27,572,425 Shares outstanding as of January 31, 2016.

3 Based on information received from the shareholders on January 19, 2016. York Capital Management Global Advisors, LLC ("YGA") is an SEC registered investment adviser. YGA controls York Global Finance Manager, LLC, which is the manager of York Global Finance Offshore BDH, LLC, which is the 100% shareholder of York Global Finance Offshore BDH (Luxembourg) S.à.r.l ("BDH"), which, in turn, holds our Shares.  Accordingly, YGA is deemed to have beneficial ownership over the Shares directly owned by BDH.  James G. Dinan is the chairman and one of two senior managers of YGA.  Daniel A. Schwartz is also a senior manager of YGA.

4 Based on information received from the shareholders on February 18, 2016. This group consists of M.H. Davidson & Co., Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP and Davidson Kempner Distressed Opportunities International Ltd. Voting and dispositive authority over the ordinary shares is held by Davidson Kempner Capital Management LP, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman are responsible for the voting and investment decisions relating to such Shares.

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Item No. 1

APPROVAL OF AN AMENDEMENT COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

Background

Under the Companies Law, all public companies are required to adopt a policy governing the compensation of "office holders". The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. In general, all office holders’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a company's compensation policy, once adopted.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses and equity-based awards), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Pursuant to the Companies Law, a compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order, at least once every three years.

The Company's shareholders approved our current compensation policy at a general meeting that was convened on August 14, 2014.

The Company's compensation committee has recommended approving and the Board of Directors has approved an amended Office Holder compensation policy due to material changes on the Company's size and nature of operations as well as significant changes in the Company's long-term objectives. A non-binding translation of which (showing the changes made in the policy) is attached hereto as Exhibit A (the "Amended Compensation Policy" or the "Policy").

Summary of the Principal Amendments in the Policy

The following is a summary of the Principal amendments in the Policy and is qualified by reference to the full text thereof.

●	Fixed salary: Our policy set ranges for the base salaries of our officers. Such base salary ranges for the Company's officers have been decreased.

●	Target-based bonuses: Our policy determines that the annual cash Target-based bonuses will be comprised of three components: (a) Company's targets; (b) personal targets; and (c) a discretion element of the Company's organs. The ratio between such components have been modified such as the policy is to allow more substantial weight to personal targets and Company's discretion, rather than Company's targets. In addition, the ceiling of the annual cash Target-based bonuses for the office holders have been changed.

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●	Special bonuses: In addition to target-based bonuses, our policy is to allow annual special cash bonuses, which may be awarded to office holders pursuant to certain assets realization. Each office holder’s bonus will be determined in accordance with the assets realization financial outcomes ("Special Bonuses" and together with the Target-based Bonuses be "Annual Bonuses").

●	Annual Bonuses Limitations: Our policy determines that the awarding of the annual bonuses will be subject to some guidelines and criteria, including maximum annual limitation upon the Annual Bonuses sum (the "Maximum allowed combined Annual Bonus"). If an office holder shall be entitled in a calendar year for an Annual Bonuses larger than the Maximum allowed combined Annual Bonus, then the office holder shall only be entitled to receive in such calendar year the Maximum allowed combined Annual Bonus, and shall be entitled to the rest of the Annual Bonuses in the subsequent year. However, in any event the combination of the Annual Bonuses (of a certain calendar year) and the reminder from the previous year bonus shall not exceed the Maximum allowed combined Annual Bonus.

●	Equity-based compensation: The equity-based compensation limitations have been modified such as the maximum allowed compensation value have been decreased.

●	Insurance: The specific guidelines and limitations for liability insurance covering office holders have been modified such as the maximum allowed annual premium has been increase.

Required Approval

Pursuant to the Companies Law, the approval of the Policy requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the election of the Amended Compensation Policy or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the Policy approval does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors and officers are deemed to have a "personal interest" in this matter.

According to the Companies Law, even if the shareholders do not approve the Amended Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Amended Compensation Policy, in the form attached as Exhibit A to the Proxy Statement, be, and it hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

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Item No. 2

APPROVAL OF THE TERMS OF MR. DORON MOSHE AS THE COMPANY'S CHIEF EXECUTIVE OFFICER

Pursuant to the Companies Law, any arrangement between a publicly traded company and its CEO in relation to the terms of office and employment of the CEO, that conforms with the compensation policy of that company, is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders by a special majority.

On December 28, 2015 and January 31, 2016, the Company's Compensation Committee and the Board of Directors, respectively, approved the terms of office and employment of Mr. Doron Moshe as the Company’s Chief Executive Officer, for three years term, effective from April 1, 2016 (the “Effective Date”) (the "Proposed Employment Terms”), as set forth below.

In making their recommendation to approve the Proposed Employment Terms, the Compensation Committee and the Board of Directors considered, among other factors, (1) the consistency of the Proposed Employment Terms with the provisions of the Company’s Amended Compensation Policy, as proposed to be adopted by the Company's shareholders at this Extraordinary Meeting of shareholders; (2) the need to link the CEO’s compensation and performance targets, which are aligned with the Company’s business strategy, with the responsibilities and duties to be performed by the appointed CEO; (3) the Company’s unique characteristics as a company operating in a worldwide diverse businesses, as well as a Company which is traded on the Nasdaq Global Select Market, and on the TASE; and (4) Mr. Moshe substantive experience with the Company's portfolio.

Following such consideration, the Compensation Committee and the Board of Directors determined that the Proposed Employment Terms are consistent with the Amended Compensation Policy and align with the Company's strategy to attract, motivate and retain highly experienced personnel who will provide leadership for Elbit’s success and act in the best interest of the Company and its shareholders.

Mr. Moshe was appointed as our acting Chief Executive Officer on April 2, 2015. In addition, Mr. Moshe has served as our CFO from January 1, 2010. From January 2006 until January 2010, Mr. Moshe served as our Chief Controller. From 2001 until 2005, Mr. Moshe served as the Controller of our subsidiaries. Mr. Moshe also serves as Chief Finance Officer of Elbit Medical. From 2000 until 2001, he served as the Controller for a group of public companies in the fields of contracting, real estate, and technology, and from 1999 until 2000, he was a senior accountant at KPMG Israel. Mr. Moshe holds a B.A. in Accounting and Economics from the University of Haifa and is a Certified Public Accountant.

The following are the principal Proposed Employment Terms of Mr. Moshe as the CEO of the Company:

Term. The term of the Proposed Employment Terms commences on the Effective Date and continues until March 31, 2019 (the "Term"). The Term may be extended by mutual agreement of the parties subject to applicable law.

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Salary. During 2016, Mr. Moshe will be entitled to a gross monthly salary of NIS 70,000 (equal to approximately $17,950), which will be linked to the Israeli Consumer Price Index (the "CPI") published on April 15, 2016. During 2017 and for the rest of the Term, Mr. Moshe will be entitled to a gross monthly salary equal to the December 2016 salary (including CPI changes) + 4% which will be linked to the Israeli Consumer Price Index (the "CPI").

Benefits. Mr. Moshe will be entitled to certain customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), such as, use of a car, phone and cell phone and other work related expenses in accordance with the Company's practices, managers insurance and/or pension funds, (which typically include severance, long-term disability, and life insurance), vacation days and sick leave, as well as other benefits consistent with employee social welfare benefits, such as contributions to pension funds and a study fund and recuperation pay (dmei havraa). In addition, Mr. Moshe will be entitled to company car, personal laptop, communication expenses reimbursement and cell phone. The tax cost of the company car, certain contribution by the Company to the pension fund and study funds that are higher than maximum amount under the Israeli tax regulations, and communication expenses shall be grossed up as part of Mr. Moshe salary. In addition, Mr. Moshe shall be entitled to additional social benefits, as granted to him under his current employment agreement as the CFO of the Company.

Cash Bonuses. Subject to the entitlement pre-conditions and the claw back provision as set forth in the Company’s compensation policy, Mr. Moshe will be entitled to Target-based Bonus, for each calendar year during the Term, which will be based on pre-defined objectives determined by the Company's compensation committee and approved by the Company's Board of Directors, up to an amount not exceeding 5 Monthly gross salaries.

In addition, Subject to the entitlement pre-conditions provision and limitations as set forth in the amended Company’s compensation policy, Mr. Moshe will be entitled to a Special Bonus based on the realization of two main assets of the Company.

Annual Bonuses (Cash Bonus plus Special Bonus) for each of the years 2016 and 2017 shall not exceed the aggregated amount equal to eight monthly gross Salaries per year (i.e.: NIS 560,000 for 2016 and NIS 582,000 for 2017), subject to the specific terms set in the amended Policy, as described in Item I above.

Equity Incentive. Mr. Moshe shall not be entitled to any Equity incentive other than equity incentive granted to him in previous years.

Indemnification and insurance. Subject to applicable law, the Company's indemnification and directors and officers (D&O) insurance policies will apply to Mr. Moshe. The Company has previously provided Mr. Moshe with an indemnification letter, which will continue to be effective also with respect to the Term. Mr. Moshe is already covered by the Company's current D&O insurance.

Termination Arrangements:

Either the Company or Mr. Moshe may end the engagement at any time upon three-months advance written notice (the "Notice Period"), other than upon termination for cause. During the Notice Period, Mr. Moshe will continue to act as the CEO of the Company, unless the Company will otherwise instruct, and will be entitled to payment of salary and benefits. If by the end of the Term, including any extension thereof agreed between the parties, a written notice has not been provided by a party to the other and the Term is not extended, then, for the purposes of the Notice Period, a written advance notice will be deemed given on the last day of the Term. Furthermore, Mr. Moshe will be entitled to the cash bonuses he is entitled to receive for the previous year, if such entitlement is due to him for the previous year (in accordance the terms of the Policy).

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In addition, Mr. Moshe will be entitled to an adjustment period of nine additional months, during which he shall be entitled to payment of Salary and all applicable social benefits contributions, as well as to continue the use of the company car and cell phone.

Other terms: the Proposed Employment Terms include additional customary provisions, such as Confidentiality and Non-Competition Undertaking.

In their respective decisions, the Compensation Committee and the Board of Directors emphasized that during his tenure as CFO and acting CEO of the Company, Mr. Moshe has successfully led the Company and that considering, inter alia, the Company's scope, complexity and nature of its operations, the complexity of the office and the degree of responsibility being imposed on the CEO, the Proposed Employment Terms of Mr. Moshe are beneficial to the Company and are reasonable under the circumstances and aligned with the Company’s goals as set forth in the Compensation Policy.

Required Approval

Pursuant to the Companies Law, the approval of the Employment Terms requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the Employment Terms approval or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the Employment Term approval does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, to approve the Proposed Employment Terms of Mr. Doron Moshe, as the Company’s CEO, effective from April 1, 2016 and for three-year period until March 31, 2019."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

10

Item No. 3

APPROVAL OF A REVERSE SHARE SPLIT AND RELATED AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

Background

Our Shares are listed on the Nasdaq Global Select Market and on the Tel Aviv Stock Exchange ("TASE"). In order for our Shares to continue to be quoted on the Nasdaq Global Select Market, we must satisfy various listing standards established by Nasdaq.

Among the various listing standards, Nasdaq Listing Rule 5450(a)(1) requires that listed stocks maintain a closing bid price in excess of $1.00 per share. On January 14, 2016, we received notice from Nasdaq informing us that we were not in compliance with this Rule because our Shares had closed below $1.00 per share for 30 consecutive business days. We were given 180 days, or until July 12, 2016, to regain compliance. If at any time within those 180 days the closing bid price of our Shares is equal to or greater than $1.00 for a minimum of 10 consecutive business days, we will be deemed to have complied with the Rule.

There can be no assurance that the market price of our Shares in the future will sustain a level sufficient to maintain compliance with Nasdaq's minimum bid price requirement nor with other Nasdaq listing maintenance standards.

If a delisting were to occur, and our Shares did not thereafter qualify for trading on the Nasdaq Global Market or the Nasdaq Capital Market, trading in our Shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium.

Purpose of the Reverse Share Split

The purpose of the reverse share split is to increase the market price per share of our Shares. Our Board of Directors intends to effect a reverse share split only if it believes that a decrease in the number of Shares outstanding is likely to improve the trading price of our Shares and is necessary to continue our listing on the Nasdaq Global Select Market. If the reverse stock split is authorized by our shareholders, our Board of Directors will have the discretion to implement the reverse stock split once during the next 12 months, or effect no reverse share split at all.

Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give our Board of Directors maximum discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

If shareholders approve the reverse share split but no reverse share split is effected within 12 months after this Extraordinary Meeting of Shareholders, our Board of Directors' authority to effect the reverse share split will terminate.

11

Board of Directors Determination

Our Board of Directors has unanimously recommended that our shareholders will authorize the effecting of a reverse share split of Shares at a ratio, to be established by our Board of Directors in its sole discretion, not to exceed one-for-ten, or to abandon the reverse share split. The amendments to the Memorandum and Articles of Association would effect the reverse share split by reducing the number of our issued and outstanding Shares, as well as the number of our authorized but unissued shares, by the ratio to be determined by the Board of Directors, not to exceed one-for-ten. If a delisting were to occur, and our Shares did not thereafter qualify for trading on the Nasdaq Global Market or the Nasdaq Capital Market, trading in our Shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board or another medium. In the event of such delisting, an investor may find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our Shares, and our ability to raise future capital through the sale of our Shares could be adversely affected. Moreover, we would be unable to use the SEC's "short form" Form F-3 to register the offering and sale of securities, even for limited primary offerings. In addition, in the event of such delisting, we may be required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

Risks of a Reverse Share Split

While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if our Board of Directors does effect a reverse share split there can be no assurance that:

(a) our Shares will trade at a price in proportion to the reduction in the number of outstanding Shares resulting from the reverse shares split,

(b) the reverse share split will result in a per share price high enough to attract and retain employees and strategic partners,

(c) the bid price of our Shares after a reverse share split can be maintained at or above $1.00,

(d) our Shares will not be delisted from Nasdaq for other reasons,

(e) the liquidity of our Shares will not be adversely affected by the reduced number of Shares that would be outstanding after the reverse share split,

(f) engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants, or

(g) the reverse share split will not result in some shareholders owning "odd-lots" of less than 100 Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in "round-lots" of even multiples of 100 Shares.

12

Effects of the Reverse Share Split on our Shares

A reverse share split will reduce the number of Shares issued and outstanding and the number of Shares authorized but unissued, into a proportionately fewer number of Shares. Since our Shares are of no par value, the reverse share split will not result in a further adjustment of par value. For example, if our Board of Directors implements a one-for-ten reverse share split of our Shares, then a shareholder holding 500 Shares, no par value, before the reverse share split would hold 50 Shares, no par value, after the reverse share split, and the number of our authorized Shares will decrease from 35,000,000 to 3,500,000 Shares and the number of Shares outstanding would decrease from 27,572,426 to 2,757,243. However, each shareholder's proportionate ownership of the issued and outstanding Shares immediately following the effectiveness of the reverse share split would remain the same.

The reverse share split will also affect the outstanding options under our option plans. Generally, the option plans and other documents pertaining to our share capital include provisions providing for adjustments to the number of Shares in the event of a reverse share split in order to maintain the same economic effect. For example, if our Board of Directors implements a one-for-ten reverse share split, each outstanding option to purchase our Shares would represent the right to purchase that number of Shares equal to 10% of the Shares previously covered by such option and the exercise price per share would be five times the previous exercise price.

Certain U.S. Federal Income Tax Consequences

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the reverse share split to a U.S. holder. For purposes of this discussion, a U.S. holder is a holder of Shares who is:

●	an individual citizen or resident of the United Sates for U.S. federal income tax purposes;
●	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any subdivision thereof or the District of Colombia;
●	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion considers only U.S. holders that will own Shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received Shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding Shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; non-U.S. holders; real estate investment trusts; regulated investment companies; insurance companies; tax-exempt organizations; financial institutions; grantor trusts; S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate, or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

13

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its consequences.

No gain or loss should be recognized by a U.S. holder upon such U.S. holder’s exchange of pre-reverse share split Shares for post-reverse share split Shares pursuant to the reverse share split. In addition, no cash in lieu of fractional shares will be received by U.S. holders that should result in recognition of gain or loss in connection with the reverse share split. The aggregate tax basis of the post-reverse share split Shares received in the reverse share split will be the same as the U.S. holder’s aggregate tax basis in the pre-reverse share split Shares exchanged therefor. The U.S. holder’s holding period for the post-reverse share split Shares will include the period during which the U.S. holder held the pre-reverse share split Shares surrendered in the reverse share split. A U.S. holder that acquired Shares on different dates and at different prices is urged to consult such holder’s own tax advisor regarding the allocation of the tax basis and holding period of such Shares to the Shares that such holder will receive in the reverse share split.

Each holder of Shares is advised to consult his or her tax advisor with respect to all of the potential tax consequences of the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences for Israeli shareholders is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the "Tax Ordinance"), and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split should not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any Shares issued, or payment made, as a result of rounding up of fractional shares, if any, as may be determined by our Board of Directors (but see below under “Fractional Shares”). The adjusted tax basis of the aggregate number of new Shares should be the same as the adjusted tax basis of the aggregate number of Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Shares after the reverse share split should include the holding period of the Shares held prior to the reverse share split. No gain or loss should be recognized by the Company as a result of the reverse share split.  We are in the process of applying to the Israel Tax Authority for a tax ruling that will confirm the above tax treatment.

Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the reverse share split, we intend to round any fractional share that results from the reverse share split to the nearest whole share (half-shares shall be rounded down). We are in the process of applying to the Israel Tax Authority for a ruling that no gain or loss will be recognized with respect to Shares issued as a result of rounding up of fractional shares.

14

Exchange of Share Certificates

Shortly after the reverse share split becomes effective, shareholders will be notified and offered the opportunity at their own expense to surrender their current certificates to our stock transfer agent in exchange for the issuance of new certificates reflecting the reverse share split. Commencing on the effective date of the reverse share split, each certificate representing pre-reverse share split Shares will be deemed for all purposes to evidence ownership of post-reverse share split Shares, as the case may be.

Appraisal Rights

No appraisal rights are available under the Companies Law or under our Articles of Association to any shareholder who dissents from the proposal to approve the reverse share split.

Additional Information

If and when our Board of Directors resolves to effect the reverse share split, we will publicly announce the same, including the ratio and additional details regarding the reverse share split, such as exchange of share certificates etc.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the reverse share split and the related matters.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that, the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the Shares at a ratio not to exceed one-for-ten.

RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split, and if so, to determine the effective date (to be shortly following the date of this shareholder resolution) and the ratio of the reverse share split (not to exceed one-for-ten), as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the Shares on the Nasdaq Stock Market based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof.

RESOLVED, that, if the reverse share split is effected, the issuance of such number of Shares as is necessary, at the discretion of the Board of Directors, to avoid the issuance of fractional shares resulting from the reverse share split (including rounding up or down, as described in the Proxy Statement) is hereby authorized.

RESOLVED, that, if the reverse share split is effected, to reflect the foregoing resolutions, Article 4 of the Articles of Association of the Company be amended to read as follows:

Articles of Association

‘The authorized share capital of the Company is [_________ (________)] Ordinary Shares, no par value.’ [blanks to be completed following determination of the reverse share split ratio]

RESOLVED, that if one or more of the foregoing amendments to the Articles of Association of the Company are implemented, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association of the Company."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

15

Item No. 4

APPROVAL OF AMENDMENT TO THE COMPANY'S MEMORANDUM OF ASSOCIATION

Pursuant to the Companies ordinance - 1983, which according to the Israeli law is apply to the Company as a company that incorporated before the 1999 Companies law legislation, any amendment to our Memorandum of Association requires the affirmative vote of 75% of the Shares present, in person, by proxy or by electronic voting in the meeting.

Therefore, and subject to Item no. 3 approval, Our Board of Directors request that shareholders will approve the required amendment to the Company's Memorandum of association to reflect Item no. 3, reverse share split resolution.

Required Approval

The affirmative vote of 75% of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendment to the Company's Memorandum of association.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, to approve that, if the reverse share split is effected, to reflect the foregoing resolutions, Section 4 of the Company’s Memorandum of Association, be amended to read as follows:

Memorandum of Association

‘The authorized share capital of the Company is [_________ (________)] Ordinary Shares of no nominal value, having equal rights.’ [blanks to be completed following determination of the reverse share split ratio]."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

16

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any other matters requiring a vote of the shareholders arises, including any matters or motions dealing with the conduct of the Meeting, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least four hours before the Meeting.

By Order of the Board of Directors,

Mr. Ron Hadassi
Chairman of the Board of Directors

February 24, 2016

17

Exhibit A

Amended Compensation Policy

- Unofficial translation for internal purposes only -

- Confidential -

Office Holder Compensation Policy

Elbit Imaging Ltd.

~~June 2014~~

February 2016

- Unofficial translation for internal purposes only -

- Confidential -

Introduction

The purpose of this document is to describe and specify the Company’s policy on the compensation of the office holders of Elbit Imaging Ltd. (the “Company”), the components thereof and the manner of determination thereof, inter alia in accordance with the Companies Law (Amendment No. 20), 5773-2012 (“Amendment 20”).

The compensation policy is a tool in the hands of the Company in which it can, insofar as necessary, incentivize and compensate the office holders. The only compensation components to which the office holders will be entitled will be those specifically approved by the organs authorized therefor at the Company, and subject to the provisions of any law1.

The Validity of the Compensation Policy

The updated compensation policy will take effect from the date of approval thereof by the general meeting for 3 years pursuant to the provisions of the Companies Law, 5759-1999, including the regulations thereunder, as shall be updated from time to time (the “Companies Law”).

The Compensation Committee shall examine and update the compensation policy at least once every 3 years and as shall be required from time to time, and shall recommend to the Company’s Board of Directors on the update or extension of the validity thereof and shall supervise its implementation.

As of the date of Amendment 20’s taking effect and as of the date of approval of this compensation policy document, the Company has compensation mechanisms for the Company’s office holders, which are binding upon the Company by virtue of employment agreements and management agreements that have been made.

The Company shall further aspire, in the framework of the execution of new employment agreements and/or management agreements / renewal of existing agreements, to incorporate and implement the principles of the compensation policy included below, subject to the Company’s possibility of deviating from this compensation policy, insofar as shall be required and subject to the provisions of the law.

The Organs Authorized to Approve the Compensation Conditions at the Company

Approval of the terms of employment and modifications to the compensation plans of the office holders in the framework of the policy shall be discussed and authorized by the Company’s competent organs pursuant to the provisions of any law.

1 Adoption of the compensation policy by the Company confers no right on the officers thereof and does not change, in itself, the rights conferred on them.

A-1

- Unofficial translation for internal purposes only -

- Confidential -

Guiding Principles for Setting the Compensation Policy

1.	The considerations weighed by the Company’s Compensation Committee and the Company’s Board of Directors when determining the compensation policy are:
1.1.	To develop and retain high-quality manpower at the Company in general, and office holders specifically, as a way of promoting the Company’s goals, its work plan, as approved by the Board of Directors, and its policy, to recruit and retain high-quality suitable managers who form the solid foundation for the Company’s management, inter alia in view of the Company’s modest manpower structure and the executive status and position of the office holders, its continued development and success over time.

1.2.	To create a link between the targets of the Company and the Company’s management and the compensation paid to the Company’s office holders, considering the interest of the Company’s shareholders that the Company maximize its profits and the interest of the Company to hire and retain high-quality office holders with appropriate skills, experience, familiarity with the Company’s business and the market in which the Company operates.

1.3.	To create fitting incentives for the Company’s office holders that will encourage them to act to create and use appropriate business opportunities which have the potential to maximize the Company’s profits on the one hand, and prevent them from taking unreasonable risks on the other hand. The compensation policy attempts, insofar as possible, to reflect the creation of fitting and balanced incentives for the Company’s office holders, considering, inter alia, the Company’s risk management policy.

1.4.	The Company’s size and the nature of its business.
2.	The compensation policy defines a compensation structure whose purpose is to incentivize the office holders to act to achieve targets that will promote the Company’s goals, its work plan, in both the immediate and long term, including the proper ratio between the variable and fixed components out of the total compensation package, inter alia in order not to encourage the relevant office holder to take risks deviating from the Company’s policy in this regard, while emphasizing balancing the need to retain the Company’s executive office holders.

3.	In determining variable components in the terms of office and employment of the office holders, the compensation policy expresses the contribution of the office holder to achieving the Company’s targets and maximizing its profits, inter alia in the long-term and in accordance with the office holder’s position.

4.	The compensation policy reflects the consideration of the Company’s size and the nature and complexity of its business.

A-2

- Unofficial translation for internal purposes only -

- Confidential -

5.	The policy shall apply to all of the Company’s office holders, as defined in the Companies Law.

The Compensation Policy

General

Generally, office holders’ compensation plans are adapted to their duties and responsibilities in the Company and to the achievable targets that are set for them in the framework of performance of their duties for the purpose of promoting the Company’s goals, its work plan and its policy in the long-term.

Objectives of the compensation policy:

Laying down a set of parameters for compensation that will maximize the goals as follows:

a.	Promotion of the Company’s goals, its work plans and its policy in the long-term;

b.	Creation of fitting incentives for the office holders, considering, inter alia, the Company’s risk management policy;

c.	Recruitment and retention of excellent, high-quality managers who form the solid foundation for the Company’s management, its continued development and success over time.

Considerations upon determining terms of office and employment for office holders:

a.	Consideration of the education, skills, expertise, professional experience and achievements of the candidate or incumbent office holder.

b.	Consideration of the duties, responsibilities, term of employment of and previous agreements with the office holder (in the case of an existing office holder).

c.	The Company’s size and the nature of its business.

d.	The recommendation of the office holder’s supervisor.

e.	The office holder’s contribution to achieving the Company’s targets and maximizing its profits, all in the long-term and in accordance with the office holder’s position (in reference to variable compensation components).

A-3

- Unofficial translation for internal purposes only -

- Confidential -

f.	Relation to the earning bracket of the Company’s employees and managers – upon approval of compensation for an office holder, data will be presented regarding: (1) the compensation of office holders at a similar level in the Company (insofar as relevant); (2) the salary of the previous office holder in the same position (insofar as relevant); (3) the average salary and the median salary of the Company’s employees and the contractor’s workers employed at the Company, and the ratio between each one of these and the compensation proposed for approval for the office holder – in this context, the effect of the disparity between the terms of office of the office holders and the salary conditions of the Company’s other employees on working relations at the Company will be examined.

g.	Comparison from time to time to the earning bracket of office holders in similar positions at similar companies. Similar companies for this purpose will be public companies similar to the Company in terms of the nature and field of business and relevant financial figures such as the market cap, total balance sheet, income and/or the totality of such parameters in accordance with the nature and size of the Company and its type of business. In addition, a maximum range will be defined for each parameter relative to the Company itself, such that the comparison group will not include companies in which such parameters deviate from the said range. In addition, the Company shall aspire to have no less than 5 companies in its comparison group.

h.	The Company’s financial position.

Set forth below are guidelines for the Company’s compensation policy, as approved by the Compensation Committee and the Board of Directors, with respect to the components of the compensation plans.

It is emphasized and clarified that this policy does not impose any undertaking on the Company vis-à-vis its office holders.

a.	Fixed salary components

1.	Fixed salary – intended to compensate the office holder for the time that he invests in performing his duties at the Company on an ongoing basis. Fixed salary reflects both the office holder’s skills and professional experience and the definition of his position, the characteristics and level of his position at the Company, including the authority and responsibility deriving therefrom.

A-4

- Unofficial translation for internal purposes only -

- Confidential -

2.	Set forth below are fixed monthly salary ranges[2] for full-time office holders of the Company:

	Minimum (NIS in thousands)	Maximum (NIS in thousands)
Chairman of the Board	~~80~~60	~~93~~75
CEO~~/General Manager~~	~~90~~65	~~120~~85
Deputy CEO/VP	~~55~~35	~~85~~60

3.	The Company, at its discretion, may link the base salary of the office holders to the consumer price index.
4.	In relation to office holders who provide services to the Company through a company owned by them (in this section: the “Manager” and “Management Company”, respectively) – the engagement with the Management Company will be made in a manner which ensures, to the extent possible, that there will be no employment relationship between the Company and the Manager, neither as an exclusive employer nor as a joint employer with the Management Company, that the Management Company will be the sole and exclusive employer of the Manager, bearing alone all of the obligations and responsibility with respect to the Manager’s employment, including payment of his entire salary, rights and social benefits and deductions that are required to be made pursuant to any law or agreement, including salary and social benefits, income tax, national insurance, health tax and any payment for severance pay and/or compensation in the case of a work accident (heaven forbid), and full, exclusive and absolute liability in any case of harm, injury, disability or death (heaven forbid). In addition, the management agreement with the Management Company shall include a waiver and indemnification clause with respect to any amount that might be awarded against the Company as a result of a ruling that an employment relationship existed between the Company and the Manager. It is further clarified that the cost of employment of the office holder providing management services through a Management Company will be calculated as including both the management fee and the V.A.T component or any other input or component, insofar as applicable, which shall be added to the management fee and/or which shall be paid and/or that the Company shall bear in respect of the engagement with the Management Company, insofar as setoff or deduction thereof by the Company shall be prohibited for whatever reason.

2 The fixed salary for this purpose is the gross base salary without the related and social components.

A-5

- Unofficial translation for internal purposes only -

- Confidential -

5.	Generally, in the future, the Company will not engage with office holders through a Management Company. The Company’s engagement with the office holder through a management agreement with a Management Company as aforesaid requires special approval by the Compensation Committee. In the event that the Company shall engage with the office holder through a management agreement for receipt of his services, the management fee ceiling will be equal to the ceiling of the fixed salary (base salary), plus the ceiling of the related and social benefits, as shall be defined, and plus V.A.T as required by law (if applicable).

6.	The accounting with respect to payment of the various compensation components as are defined in this policy document for an office holder who provides his services both at the Company and at the group’s companies, is at the Company level only.

7.	~~It is clarified that an office holder who is a director in the Company and in addition serves as a director of the Company's subsidiary or affiliate, shall be entitled to director's compensation in each company in which it serves in such capacity, in accordance with any law applicable to such companies. To the extent that an office holder who is not a director, in his capacity as such provides services or serves in additional positions in the Company's subsidiaries or affiliates, the aggregate compensation to which such office holder shall be entitled to in consideration of such positions or services shall not exceed the fixed compensation for office holders who are not directors in accordance with this Compensation Policy.~~ It should be noted, that an annual raise of the fixed compensation, inclusive of interest and linkage differences, at a rate of up to 5% of the retaining costs of such office holder, shall not be deemed a substantial change of such officer's terms of service.

8.	Related benefits – the terms of office and employment of the office holders include related and social benefits pursuant to law and Company practice.

Related benefits include, inter alia, leave, recuperation, contributions for provident payments and severance pay, contribution to a study fund and a car.

The Company may provide the office holder, for the purpose of performance of his duties, with a mobile telephone, laptop etc., as the Company’s management shall determine. The Company may determine that it shall bear any and all expenses entailed by such related benefits, including gross-up of the tax thereon.

In any event, the related and social benefits specified above shall not exceed ~~50~~55% of the gross monthly salary of the office holder (with the exception of reimbursement of expenses).

Changes to the related benefits will be examined as part of the total fixed component in reference to the ratios defined by the Company between variable and fixed components in the compensation package. The related benefits will be examined by the Compensation Committee and the Board of Directors in the framework of a periodic examination of the total expenses and will be updated as needed.

The Company may determine in its engagement with the office holder that it shall bear part or all of the office holder’s expenses which are incurred for the purpose of performance of his duties, including telephone, internet, accommodation (in and outside of Israel), per diems, hospitality, travel expenses in Israel and overseas, newspapers, professional literature, professional organization membership fees etc.

A-6

- Unofficial translation for internal purposes only -

- Confidential -

b.	Variable compensation – target-based bonus

The variable component shall reflect the office holder’s contribution to achieving the Company’s targets and maximizing its profits, in the long-term, according to measurable criteria.

The variable component will be determined in accordance with the Company’s performance and the office holder’s personal performance against the targets defined for him in the framework of performance of his duties according to his responsibilities.

The Company’s compensation policy is that significant weight is given to the meeting of targets, which derive from the Company’s annual and multi-year work plan and/or the Company’s strategic plan. The Company’s targets express the Company’s success on the whole in realizing its plans, the contribution of the office holders to the Company’s success and the Company’s desire to compensate office holders for meeting such targets.

The Company’s compensation policy, as set forth herein, determines that the more senior the office holder, the greater the proportional weight of the Company’s targets out of the total targets.

The targets shall include measurable targets that reflect the Company’s goals and strategy in the short- and long-term in order to create an identity of interests between the Company, the shareholders and the office holders, in promoting the Company’s goals and strategy as aforesaid.

An immaterial part of the total variable compensation components will be granted according to non-measurable (i.e. discretionary) criteria, considering the office holder’s contribution, which cannot be measured by identified quantitative criteria.

The bonus which is based on measurable criteria shall derive from and be calculated based on the measurable targets but shall not exceed the bonus ceilings.

A-7

- Unofficial translation for internal purposes only -

- Confidential -

Variable compensation calculation model

Applicability

The office holders who may be entitled to variable compensation – a bonus, are: the Chairman of the Board, the CEO, the ~~General Manager, the~~ Deputy CEO and any other office holder who reports directly to the CEO.

Variable compensation components

The variable compensation shall consist of the annual bonus, the special bonus and the capital bonus, as described below.

Annual bonus

Components of the annual bonus mechanism

The amount of an office holder’s annual bonus will be determined by a model which may include the following three parameters:

a.	Meeting the Company’s targets which are subject to threshold conditions:

The office holder will be entitled to an annual bonus for meeting the Company’s targets specified below only if the Company meets the following cumulative threshold conditions:

1.	Meeting financial covenants – in the course of the relevant calendar year, the Company shall fully meet the financial covenants undertaken with respect to its creditors.

2.	Payment of the bonds and other loan balances (principal and interest) – in the course of the relevant calendar year, the Company shall fully meet the payment conditions of the principal, interest and linkage differentials in respect of bonds issued thereby and loans received from other third parties.

3.	Going concern note – The auditors’ opinion on the audited and consolidated annual financial statements for the relevant compensation year included no “going concern” note in relation to the Company.

Failure to meet one or more of the threshold conditions specified above means that the office holders will not be entitled to an annual bonus for meeting the Company’s targets in the relevant calendar year. However, in the event that the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, approval of a bonus for meeting personal targets as well as the granting of the discretionary bonus component to the office holders will be the subject of special deliberation and authorization (if approved) by the Company’s Compensation Committee.

A-8

- Unofficial translation for internal purposes only -

- Confidential -

The Company’s targets are as follows:

1.	Improvement of assets – improvement of the Company’s assets by building and creating added value for the Company, whether by recruiting an investor, closing of project financing for the development of the projects relevant to such year, other improvement actions, according to such targets and at such scopes as shall be determined each year in accordance with the Company’s annual business plan, all in relation to the appreciation in the improvement of the assets.

2.	Disposition of assets – the sale of the existing assets ~~at a higher price than the value~~and / or refinancing of ~~the~~ assets~~, as appears~~ in order to liquidate the Company's holdings at the highest possible rates, all subject to the Company’s ~~consolidated and audited annual[3] financial statements in accordance with the Company’s annual business plan~~Compensation Committee and Board of Directors' approval.

3.	Improvement of financial metrics – each year, the competent organs at the Company shall define the financial metrics relevant to the Company in accordance with the Company’s annual business plan. Among the metrics: liquidity ratios, financial strength ratios, leverage ratios etc.

Each year, the authorized organs at the Company shall determine the weight of each company target (provided that each target’s respective weight shall comprise at least 20%) as well as the minimal rate of achievement, which shall be no less than 80%. Achievement of less than 80% of the company target shall be deemed as failure to meet the relevant company target. Achievement of 80% of the company target shall be accounted for as 80% of the relevant company target. Each increase of 1% of the company target shall entitle to an additional 1% of the achievement of such target (on a straight line), up to a ceiling of 100%.

b.	Meeting personal targets

The personal targets of an office holder may be quantitative and/or qualitative but measurable. The targets shall be defined as measurable, absolute and necessitating no exercise of discretion.

The Company’s Board of Directors will be authorized to define measurable personal targets for the relevant office holder such that they shall reflect the direct influence of the office holder on achievement of the target.

These metrics may include ~~the following targets:~~

~~Real estate ventures – recruitment of investors for investments in real estate ventures, management of a portfolio of the said investments, the profitability of the venture, cost of performance metrics of the real estate venture.~~

~~Annual work plan –~~ meeting of material milestones set forth in the Company's annual work plan, meeting an approved annual budget, etc.

Determination of the personal targets for the Company’s office holders and determination of the weights for each personal target as aforesaid shall be determined each year by the Company’s Board of Directors considering the Company’s plans for such year and considering special tasks that shall be imposed on the office holder, if any.

 ____________

[3]  ~~The calculation of the bonus for 2014 in respect of achievement of the disposition of assets target shall use the base value of the assets as of June 30, 2014.~~

A-9

- Unofficial translation for internal purposes only -

- Confidential -

With respect to an office holder who provides his services both at the Company and at the group’s companies, definition of the personal targets, the calculation basis while exercising discretion as to whether the financial results of the group’s companies will be included in the measurement of the target, shall be determined and defined by the Compensation Committee for each office holder individually.

In a case in which the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, approval of a bonus for meeting personal targets for the office holders will be the subject of special deliberation and approval (if approved) by the Company’s Compensation Committee.

If no personal targets are defined for office holders in a given year, their weight will be transferred to the Company’s targets in the variable compensation formula. The mix and weight of the targets and the rate of minimal achievement thereof granting entitlement to variable compensation shall be determined each year by the Board of Directors. As of the date of approval of the compensation policy, the minimum rate of achievement of each personal target that shall be defined which grants entitlement to compensation for such targets, is 80%.

c.	Discretionary bonus

The Company will be entitled to decide on the granting of an additional bonus to the Company’s office holders, in whole or in part. In any event, the amount of the additional bonus shall not exceed 15% of the sum total of the annual bonus paid to an office holder.

In a case in which the opinion on the Company’s audited and consolidated annual financial statements in the relevant year includes a “going concern” note in relation to the Company, the determination to grant an additional bonus to an office holder will be subject to special deliberation and approval (if approved) by the Company’s Compensation Committee.

A-10

- Unofficial translation for internal purposes only -

- Confidential -

Weights of the components of the annual bonus mechanism

	Company targets	Personal targets	Discretion	Total
Chairman of the Board	100%			100%
CEO	~~70~~60%-100%	0%- ~~30~~40%	0%-15%	100%
 ~~General Manager~~	~~50%-100%~~	~~0%-50%~~	~~0%-15%~~	~~100%~~
Deputy CEO	~~80~~60%-100%	0%-~~20~~40%	0%-~~15~~20%	100%

Ceilings of annual bonuses for the office holders

The ceiling of the annual personal bonus for the office holders is as specified below:

Office holder	Bonus Ceiling in Terms of Fixed Salary Months[4]
Chairman of the Board	~~3.5~~4
CEO~~, General Manager~~	~~5~~6
Deputy CEO	4.5

Mechanism for calculation of the measurable bonus

The mix and weight of the targets (company targets and personal targets) and the threshold of minimum achievement thereof which grants entitlement to the measurable bonus shall be determined each year by the Compensation Committee and the Board of Directors.

The compensation for meeting the measurable targets (company targets and personal targets, if any) shall be calculated as follows: the product reached by multiplying the rate of achievement of the applicable target by the weight such target comprises in the compensation formula, up to the ceiling of the bonus for office holders.

4 The fixed salary for this purpose is the gross base salary, linked to the index, without the related and social benefits component, as of December of the year in respect of which the compensation is being granted.

A-11

- Unofficial translation for internal purposes only -

- Confidential -

~~Numerical example of calculation of the Deputy CEO’s bonus: in the event that in a certain year the weight of the company targets is defined as approx. 80% of the sum total of the bonus and the weight of the personal targets is 20%, and the rate of achievement of the company targets is 100% and the rate of achievement of the personal targets is 80%.~~

~~The Deputy CEO may be entitled to a bonus as follows:~~

~~A bonus for meeting company targets: 80%*100%*5 months’ gross salary – 4 months’ gross salary.~~

~~A bonus for meeting personal targets: 20%*80%*5 months’ gross salary – 0.8 months’ gross salary.~~

~~The total bonus is in the sum of 4.8 months’ gross salary.~~

Special Bonus

1.	One of the main goals of the Company, in accordance with the Company's multi-year work program, is to realize a significant portion of the main assets of the Company in order to reduce the extent of its leverage and improve its liquidity.

2.	The special bonus is an additional bonus, which is not part of the annual bonus (which is in the Company's ordinary course of business), that will be paid to the office holders for one-time exercise of property in a significant amount, as determined by the Board of Directors, in coordination with the Compensation Committee, within approval of the work plan of the Company at the beginning of each year of employment.

3.	The amount of the special bonus will be calculated as a certain percentage of the total value of the assets that are going to be realized, by providing an incentive to realize assets at a value as high as possible.

4.	The ceiling of the aggregate annual bonus, made of the annual bonus and the special bonus, to office holders will be as follows:

Office holder	Maximum amount (NIS in thousands)
Chairman of the Board	480
CEO	680
Deputy CEO	430

In other words, in case one of the office holders, in any given year, is entitled to an aggregate amount of the annual bonus and the special bonus (the "Aggregate Annual bonus") in excess of the maximum amount specified above, he will get only the maximum amount specified above, while the amount which excess of the maximum amount (the "Balance of Entitlement") will be credited to the office holder the following year, provided that the following year he will not get an aggregate total of the "Balance of Entitlement", the annual bonus and the special bonus (for the following year) in excess of the maximum amount (in that case, the Balance of Entitlement in respect of the following year will be credited to him next year).

5.	The special bonus will be paid to the office holder only if the transaction, with regard to the special bonus, will be completed and only in respect of the consideration actually received by the Company.

In case of completing a transaction which credited an office holder the special bonus as aforesaid, the office holder shall be entitled to the special bonus also in respect of sales transactions which were completed and their consideration has been transferred to the Company (ie, execute Closing of the sale transaction) until the end of 6 months from the date of the termination of employment of the office holder in the Company and the termination of the employer-employee relationship between the office holder and the Company, provided that the negotiations to conclude of these transactions began during the employment of the office holder in the Company, and its vesting is a direct result of signing a letter of agreement and / or memorandum of understanding and / or similar document regarding the aforementioned transaction, which was signed during the period of employment of office holder in the Company.

A-12

- Unofficial translation for internal purposes only -

- Confidential -

6.	As the office holder finished his employment in the Company, while standing to his credit the Balance of Entitlement in respect of the annual bonus and the special bonus regarding the previous year (as described in paragraph 4 above), then the entitlement of the office holder to the Balance of the Entitlement shall be as follows:

6.1.	As the employee finished his employment in the Company on his own accord - the employee will be entitled to 50% of the Balance of the Entitlement, in addition to the relative proportion (1/12) from the additional 50% of the Balance of Entitlement, for every month in which the employee worked for the Company during the following year.

6.2.	As the employee finished his employment in the Company initiated by the Company (provided that the termination of employment does not derived from Cause) - the employee will be entitled to the full amount of the Balance of Entitlement.

Additional issues:

1.	The Company’s Board of Directors, at the recommendation of the Compensation Committee, will be authorized to deduct up to 15% of the amount of the annual bonus, considering the reasonableness of the bonus received from meeting targets versus the office holder’s contribution to achievement thereof, and considering the business and financial condition of the Company.

2.	For the avoidance of doubt, the Board of Directors will be authorized to cancel payment of the annual bonus to a certain office holder in cases of a breach of the fiduciary duty, a breach of the engagement agreement, malicious harm to the Company and/or improper administration.

A-13

- Unofficial translation for internal purposes only -

- Confidential -

3.	Bonus payment schedule – the bonus that was calculated pursuant to compliance with the bonus mechanism specified above will be paid according to the following schedule: 80% of the bonus will be paid in the relevant calendar year, while the balance of the bonus, i.e. 20% of the bonus, will be paid in the subsequent year and only in the event that the Company shall meet the company targets in such year. The aforesaid notwithstanding, as the Balance of Entitlement (as defined with regard to the annual bonus and the maximum special bonus) exceed, in a specific year, rate of 20% of the aggregate total of the annual bonus and the special bonus the office holder was entitled regarding that year, then there will be no additional deployment of the bonus he is eligible for in the year of eligibility.

4.	Timing of payment: the bonus will be paid to the office holders in respect of each calendar year of the employment period no later than the date of payment of the first salary after the date of approval of the financial statements.

5.	Partial bonus and qualification period: if the office holder begins/ends his office before the end of the relevant compensation year, the annual bonus will be calculated in respect of the year of commencement/expiration of his office partially, as follows: the sum of the bonus in accordance with the above calculation, multiplied by the ratio between the number of days on which the office holder worked at the Company and 365 days.

6.	If the office holder did not work at the Company in practice on the date of entitlement to the bonus, the office holder will be entitled to a bonus in accordance with the ratio between the period of his actual employment at the Company in such year and a full year of employment (while achievement of the targets will be examined until the date of expiration of his office / employment in the relevant year).

7.	Unless a personal employment agreement explicitly determines otherwise, any payment that is made to the office holder on account of variable compensation according to this compensation policy, if paid, is not and will not be deemed as part of the office holder’s regular salary for all intents and purposes and will not constitute a basis for calculation or for entitlement or for accrual of any related right, including, and without derogating from the generality of the aforesaid, not as a component included in the payment of leave, severance pay, contributions to the provident funds etc.

8.	Taxation – insofar as any tax liability or other mandatory payment shall be levied on the variable compensation (national insurance, national health tax etc.) in accordance with the plan, the office holder shall bear the same pursuant to law (insofar as it shall apply to the office holder pursuant to law).

A-14

- Unofficial translation for internal purposes only -

- Confidential -

~~e.~~   Variable compensation – capital component

Capital compensation constitutes an appropriate mechanism for retaining and incentivizing office holders while bringing closer together the interests of the office holders and the shareholders, and allowing suitable balance between short- and long-term interests, inter alia by determining a vesting period and granting capital instruments which are not “in the money” on the date of the granting thereof. Thanks to the long-term nature of capital compensation plans, they support the Company’s ability to retain its senior managers in their positions in the long-term.

Insofar as the Company shall decide on the granting of capital compensation, the Company’s office holders who are entitled to such compensation are all of the Company’s office holders with the exception of directors.

Upon determining a capital compensation plan[5], the capital compensation plan will include an annual ceiling for the value of variable components on the date of payment thereof which shall not exceed an amount equal to the fixed salary payable for ~~6.5~~3 months of continued service for the Chairman of the Board, NIS ~~420~~250 thousand for the CEO and ~~the General Manager and~~ shall not exceed NIS ~~200~~150 thousand for deputy CEOs. The annual ceiling was calculated as if the capital expense is spread over the vesting period in a straight line.

In addition, the minimum vesting or holding period of capital variable components under conditions of holding office and employment is 3 years, in consideration of appropriate incentives from a long-term perspective.

Insofar as options shall be allotted – the exercise price will be no less than the share price on the date of the allotment, such that it shall constitute a proper incentive to maximize the value of the Company in the long-term, and in any event – in reference to a stock option plan of the Company (or a subsidiary, associate or affiliate thereof whose shares are listed in Israel or overseas) – no less than the average price of the Company’s shares on TASE (and in the case of a subsidiary, associate or affiliate of the Company, whose shares are listed in Israel or overseas –no less than the average price of the company’s shares on the stock exchange on which they are traded) in the course of at least the 30 trading days that preceded the allotment date. The options will be deposited with a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance.

5 For this purpose, a capital compensation plan may include any capital instrument that the Company deems relevant for compensation of the Company’s officers.

A-15

- Unofficial translation for internal purposes only -

- Confidential -

c.	Retirement conditions

1.	The Company’s office holders are entitled to prior notice of up to 4 months and to severance pay pursuant to the relevant law.

2.	The Company will have the possibility of granting a retirement bonus to an office holder who retires, in accordance with the terms and conditions specified below, over and above the compensation for the prior notice period.

3.	Generally, if the Company terminates the employment relationship with the office holder at its initiative, the retirement bonus will not exceed 6 months’ gross salary[6]. If the office holder ends the employment relationship with the Company at his initiative, the ceiling of the retirement bonus will be according to the following distribution:

Minimum Seniority (Years)	Retirement Bonus Ceiling in Terms of Gross Salary Months
One year	2
Two years	4
Three and above	6

4.	The aforesaid notwithstanding, the retirement conditions of the office holders (ie the prior notice period and the adjustment period), as included in their work contracts with the Company before the amendment of the aforementioned compensation policy, will not be changed and remain the same.

5.	Upon determination of the granting of a retirement bonus to an office holder of the Company (if approved), the Company’s Board of Directors, considering the Compensation Committee’s recommendation, shall consider, inter alia, the following parameters: the period and terms and conditions of the office and employment, the Company’s performance in the said period and the office holder’s contribution to the achievement of the Company’s targets and to maximizing its profits, and the circumstances of the retirement (without harm to the Company).

d.	Ratio between variable (annual bonus and capital compensation) and fixed components in the compensation package

With respect to the Chairman of the Board, the CEO and the ~~General Manager~~CFO, the variable compensation component shall not exceed 40% of the total compensation package for an office holder.

~~With respect to deputy CEOs, the variable compensation component will not exceed 30% of the total compensation package for an office holder.~~

6 The fixed salary for this purpose is the gross base salary, without the related and social components, as of December of the year in respect of which the compensation is being granted.

A-16

- Unofficial translation for internal purposes only -

- Confidential -

e.	Reimbursement of variable compensation in the case of an error

If it transpires that an annual bonus or part thereof that was paid to an office holder was calculated on the basis of figures which transpired, within 3 years from the date of payment of the relevant bonus, to be erroneous – the office holder shall return to the Company, or the Company shall pay the office holder, as the case may be, the difference between the sum of the bonus that he received and that to which he was entitled due to the said amendment (while weighting differences, if any, in tax liabilities and payments which apply to an office holder and/or which were paid by him). An office holder will not be subject to a duty to reimburse amounts, and the Company shall not pay an office holder any payment, as stated in this section above, in a case in which the bonus to which the office holder was entitled after amendment of the financial statements is up to 10% lower or higher (as the case may be) than the bonus that was paid to the office holder in practice in respect of such year. In addition, reimbursement as aforesaid shall not apply in a case of an update or amendment of the financial statements as a result of a modification of the accounting standardization or the reporting rules.

Reimbursement of the said amounts will be made by way of setoff or addition (as the case may be) to the annual bonus in the following year, while the balance, if any, will be settled or paid (as the case may be) in the framework of the monthly salary in 12 installments.

f.	The ratio between the terms of employment of the office holder and the terms of employment of the Company’s employees

Upon approval or determination of terms of office and employment for office holders, the Company’s Board of Directors and the Compensation Committee shall examine the ratio between the terms of office and employment of the Company’s office holders and the terms of employment of the Company’s other employees, and particularly the ratio relative to the average and median salary of such employees, and shall opine on the effect of such ratios on working relations at the Company, the reasonableness of the salary of the Company’s office holders in view of the Company’s type, size and mix of employees.

As of the date of approval of the compensation policy at the Company7, set forth below is a specification of the ratio between the cost of the office holders’ salary and the average and median cost of the salary of the Company’s other employees:

	The ratio between the cost of the office holder’s salary and the average salary of the other ~~office holders~~employees in the Company	The ratio between the cost of the office holder’s salary and the median salary of the other ~~office holders~~employees in the Company
~~(Former)~~ Chairman of the Board	~~7.1~~41.	~~8.4~~6.6
CEO and CFO	~~3.~~4.2	~~4~~6.7
~~VP – Senior Consultant~~	~~2.8~~	~~4~~
~~VP Operations, General Manager~~	~~9.7~~	~~11.3~~

The Compensation Committee and the Board of Directors have found that these ratios do not affect working relations at the Company.

7 The calculation of the ratios is based on the salary cost figures in ~~April 2014~~January 2016, including fractions of payments made on an annual basis.

A-17

- Unofficial translation for internal purposes only -

- Confidential -

g.	Directors’ compensation

Directors of the Company will be entitled to compensation that shall not exceed the maximum compensation for an external expert director according to the Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director), 5760-2000 (the “Compensation Regulations”) and in accordance with their classification as an independent director and/or a director having financial and accounting expertise.

With respect to reimbursement of travel expenses of a director who carried out a physical inspection of assets of the Company and/or subsidiaries, affiliates or associates thereof, accompanying and/or supervising business activities of the Company, and performance of any other task pertaining to the Company’s business and/or its assets and/or its holdings, as he shall be authorized to perform, such actions shall be deemed as actions performed for the purpose of performance of his duties, and are not included in the directors’ compensation that is paid.

In addition, the Company may enter into an agreement with a director to receive additional services, such as professional consulting, subject to the provisions of the law.

h.	Compensation to the Chairman of the Board – the aforesaid notwithstanding, an active Chairman of the Board may receive compensation in accordance with the criteria for compensation of office holders who are not directors, according to the scope of his position and relative compensation ceiling accordingly.

i.	Exemption, indemnification and insurance

An office holder of the Company (including the directors and the Chairman of the Board, and including such who are controlling shareholders of the Company and their relatives, if any) may be entitled, in addition to the compensation package as stated in this compensation policy, and subject to the approval of the organs authorized therefor at the Company, to office holder liability insurance, run-off insurance (as required under the circumstances) and indemnification arrangements in respect of their liability as office holders as is customary at the Company, all subject to the provisions of any law and the Company’s articles.

For the purpose of office holder liability insurance, the Company may engage in a policy for insurance of the liability of office holders and directors of the Company (including such who are controlling shareholders of the Company and their relatives, if any), in consideration for an annual premium as is accepted and not to exceed the amount of $~~200~~250,000 (~~such amount to increase~~this ceiling will be increased automatically by 20% ~~per annum~~every year), with limits of liability coverage of up to $60 million per event and in the aggregate in the insurance period, and with a deductible per claim to the Company and for claims filed in the U.S. and in Canada in accordance with the sum of the deductible stated in the policy.

A-18

ELBIT IMAGING LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Doron Moshe, acting CEO of the Company, and Yael Naftali, finance director in the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them (The "Proxies"), to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 7 Mota Gur Street, Petach Tikva, Israel, on March 31, 2016 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ELBIT IMAGING LTD.

March 31, 2016

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.

Proposal 1: To approve an amended compensation policy for our directors and officers:

☐  for     ☐  against     ☐  abstain

Proposal 2: To approve the terms of office and employment of Mr. Doron Moshe as the Company’s Chief Executive Officer:

☐  for     ☐  against     ☐  abstain

Proposal 3: To authorize Company's Board of Directors to effect a reverse share split of all of our ordinary shares, no par value, at a ratio not to exceed one-for-ten, and to approve related amendment to our Articles of Association:

☐  for     ☐  against     ☐  abstain

Proposal 4: To amend our Memorandum of Association by restating the authorized share capital to the post reverse split number of shares subject to Item no. 3 approval:

☐  for     ☐  against     ☐  abstain

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Extraordinary General Meeting.

____________________________ Date: __________, 2016

Signature of Shareholder

____________________________ Date: __________, 2016

Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.